UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 29, 2007

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Table of Contents

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Purchase of Additional Shares of Textainer Marine Containers Limited”, dated November 29, 2007.

Exhibits

1.	Press release dated November 29, 2007.

Textainer Group Holdings Limited Reports Purchase of Additional Shares of Textainer Marine Containers Limited

HAMILTON, Bermuda (BUSINESS WIRE) – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today reported that its wholly owned subsidiary, Textainer Limited (“TL), purchased additional shares of Textainer Marine Containers Limited (“TMCL”) effective as of November 1, 2007. The Company previously announced its intention to complete this transaction upon consummation of its initial public offering in October 2007 and had assumed that the transaction would be completed this year in connection with planning and forecasting operating results for 2008.

Textainer Marine Containers Limited, a joint venture between Textainer Limited and FB Transportation Capital LLC, is engaged in the business of owning and leasing marine containers. Textainer Limited purchased 3,000 issued and outstanding class A shares of Textainer Marine Containers Limited from FB Transportation Capital LLC for a price of $71.4 million. As a result of this purchase, Textainer Limited now owns 9,000 (75%) of Textainer Marine Container Limited’s class A shares and FB Transportation Capital LLC owns 25% of the class A shares. Prior to this purchase, each party owned 50% (6,000) of the class A shares.

Textainer Marine Containers Limited also has one class B and one class C share outstanding. Textainer Limited is the owner of the class B share. The class C share is owned by an independent third party.

“This is an excellent transaction for Textainer. Textainer Marine Containers Limited’s container fleet is comprised of uniformly high quality containers, 72% of which are subject to long term lease”, commented John A. Maccarone, President and CEO of Textainer.

He continued, “For many years one of our primary goals has been to increase the size of our owned container fleet. This transaction is another important step towards that goal”.

This transaction will reduce the amount of minority interest expense that the Company reports each period by 50%. For the nine months ended September 30, 2007 (unaudited), the Company reported minority interest expense of $13,966. If the Company had purchased the additional shares in TMCL on January 1, 2007 the minority interest expense for the nine months ended September 30, 2007 would have been $6,983. resulting in an increase in net income before income taxes of a similar amount.

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Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include statements concerning the Company’s desire and ability to increase the size of its owned container fleet. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this statement. The Company is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.3 million containers, representing over 2,000,000 twenty-foot equivalent units (TEU), in our owned and managed fleet. We lease containers to more than 300 shipping lines and other lessees. We principally lease dry freight containers, which are by far the most common of the three principal types of intermodal containers. We have also been one of the largest purchasers of new containers among container lessors over the last 12 years. We believe we are also one of the largest sellers of used containers, having sold an average of more than 45,000 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 300 independent depots in more than 130 locations.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Corporate Compliance Officer

ir@textainer.com

Source: Textainer Group Holdings Limited

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2007

Textainer Group Holdings Limited

By:	/s/ John A. Maccarone
John A. Maccarone
Chief Executive Officer

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